SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------
                                    FORM 11-K
                        --------------------------------

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1999.

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________.

Commission File No. 0-23832

A. Full title and address of the plan, if different from that of the issuer named below:

                  PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN
                            4345 Southpoint Boulevard
                           Jacksonville, Florida 32216
                                 (904) 332-3000

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PSS WORLD MEDICAL, INC.
                            4345 Southpoint Boulevard
                           Jacksonville, Florida 32216
                                 (904) 332-3000

                              REQUIRED INFORMATION

The  following  financial   statements  and  schedules  have  been  prepared  in
accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Benefits -- December 31, 1999 and December 31, 1998.

2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on July 11, 2000.

                        PSS/TAYLOR MEDICAL PROFIT SHARING
                        401(K) PLAN

                        By: NORTHWESTERN TRUST AND INVESTORS
                            ADVISORY COMPANY, AS TRUSTEE

                            By:     /s/ Brian Swanson
                            ---------------------------------
                            Title:  Trust Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, the following trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 11, 2000.

                        PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN

                         By: METROPOLITAN LIFE INSURANCE
                             COMPANY, AGENT FOR CHASE
                             MANHATTAN CORPORATION

                             By:     /s/ Chet Wydrinski
                             --------------------------------
                             Title:  Vice President

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the
PSS/Taylor Medical Profit Sharing 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP




Jacksonville, Florida
July 11, 2000

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998





                                                        1999             1998
                                                     ----------      ----------
INVESTMENTS (Note 3)                                 $4,002,930      $3,466,657

CASH                                                      2,819           3,997

ACCRUED INTEREST RECEIVABLE                                   0          11,337
                                                     ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                    $4,005,749      $3,481,991
                                                     ==========      ==========






        The accompanying notes are an integral part of these statements.

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(k) PLAN

                   STATEMENT OF CHANGES AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999






ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Net appreciation in fair value of investments                   $   384,507
  Interest income and dividends                                       416,208
                                                                  -----------
             Total additions                                          800,715
                                                                  -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Benefits paid to participants                                      (276,957)
                                                                  -----------
NET INCREASE                                                          523,758

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                                 3,481,991
                                                                  -----------
  End of year                                                      $4,005,749
                                                                  ===========





         The accompanying notes are an integral part of this statement.

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(k) PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

1.  PLAN DESCRIPTION

The following description of the PSS/Taylor Medical Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective June 1, 1990 by Taylor Medical, Inc. to establish a savings and investment plan for the exclusive benefit of its employees and their beneficiaries. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

In August 1995, Taylor Medical, Inc. merged with PSS World Medical, Inc. (the "Company"). Contributions to the Plan were suspended for payroll periods commencing after August 20, 1995. Effective August 20, 1995, the Plan was amended to provide for fully vested account balances and the termination of the loan program.

Effective August 1, 1999, the Plan was amended to establish two separate trusts (a "Primary Trust" and a "Company Stock Fund Trust") for the purpose of maintaining, managing, investing, and reinvesting the Plan's assets. The Chase Manhattan Bank was appointed as the Plan's trustee for the Primary Trust and the Northwestern Trust and Investors Advisory Company was appointed as the Plan's trustee for the Company Stock Fund Trust. The Plan was also amended and restated to appoint Metropolitan Life Insurance Company as the record keeper.

Contributions

As of August 20, 1995, the Plan was frozen and participants became fully vested in all employer contributions. All contributions were disallowed for the time period thereafter.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income and each participant's contribution. Allocations of income are based on relative participant account balances, as defined in the plan document.

Investments

Participants may direct contributions and any related earnings into ten investment options, all with different objectives.

Benefits Paid to Participants

Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution in an amount equal to the value of that participant's account on the date of distribution.
In addition, hardship distributions are permitted if certain criteria are met.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses paid by the Company were approximately $20,000 and $14,000 for the years ended December 31, 1999 and 1998, respectively.

Net Appreciation in Fair Value of Investments

Realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Investment income is recorded when earned.

Reclassification

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.  INVESTMENTS

The following presents the participant-directed investments that represent 5% or more of the Plan's net assets:

                                                                   1999
                                                               ----------
Janus Balanced Fund                                            $2,380,116
Janus Fund                                                        573,974
PSS World Medical, Inc. common stock (34,233 shares)              323,080
American Century Ultra Fund                                       294,393
Manager's Special Equity Fund                                     226,528


                                                                   1998
                                                               ----------
American Balanced Fund                                         $2,229,603
The Kaufmann Fund                                                 298,365
PSS World Medical, Inc. common stock (12,029 shares)              276,660
Washington Mutual Investors Fund                                  272,224
Enterprise Group of Funds                                         215,550


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $384,507 as follows:

                          Mutual funds             $616,252
                          Common stock             (231,745)



4.  TAX STATUS

The Internal Revenue Service issued a determination letter dated September 23, 1997 stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.  PLAN TERMINATION

The Company reserves the right to terminate the Plan at any time, subject to plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the trust would be distributed to such participant or his/her beneficiary at the time prescribed by the Plan and the IRC. Upon termination of the Plan, the trustee shall pay all liabilities and expenses of the trust fund.

6.  RECONCILIATION TO FORM 5500

As of December 31, 1999 and 1998, the Plan had $0 and $3,056, respectively, of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1999:

                                                                  Net Assets
                                                                   Available
                                                                 for Benefits
                                           Benefits      ---------------------------
                                             Paid            1999            1998
                                          ----------     ----------       ----------
Per financial statements                   $276,957      $4,005,749       $3,481,991
1999 amounts pending distribution to
    participants                                  0               0                0
1998 amounts pending distribution to
    participants                             (3,056)              0           (3,056)
                                          ----------     ----------       ----------
Per Form 5500                              $273,901      $4,005,749       $3,478,935
                                          ==========     ==========       ==========


7.  RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Metropolitan Life Insurance Company, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, certain plan investments are shares of common stock of the Company managed by Northwestern Trust and Investors Advisory Company, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan purchased 29,178 shares of common stock for $374,817 and sold 3,469 shares of common stock for $35,127 for the year ended December 31, 1999.


8.  SUBSEQUENT EVENT

On July 31, 1999, the board of directors of the Company elected to merge the Plan into the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the "PSS Plan"). The assets of the Plan were merged with the assets of the PSS Plan effective April 20, 2000.

The Company entered into an Agreement and Plan of Merger dated June 21, 2000 with Fisher Scientific International, Inc. ("Fisher"), pursuant to which the Company and Fisher will combine business operations and the Company will become a wholly owned subsidiary of Fisher. The merger is subject to various conditions, including approval of shareholders of the Company and Fisher, filings with and compliance with securities and antitrust laws, the financial and operating performance of the Company, and certain other matters.


                                                                                                         SCHEDULE I

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(k) PLAN

      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999



                                                                                                                           Current
Identity of Party Involved                Description of Investment                                                         Value
------------------------------------      --------------------------------------------------------                       -----------


*JANUS                                    Janus Balanced Fund, growth fund, 101,758 shares                               $2,380,116

*JANUS                                    Janus Fund, growth fund, 13,030 shares                                            573,974

*PSS WORLD MEDICAL, INC.                  PSS World Medical, Inc. common stock, 34,233 shares                               323,080

*AMERICAN CENTURY INVESTMENTS             American Century Ultra Fund, mutual fund, 6,431 shares                            294,393

*MANAGERS FUNDS                           Manager's Special Equity Fund, equity fund, 2,478 shares                          226,528

*REICH & TANG GROUP                       Reich & Tang Institutional Daily Income Fund, equity fund, 104,396 shares         104,396

*PIMCO ADVISORS INSTITUTIONAL FUNDS       PIMCO Total Return Fund, bond fund, 7,856 shares                                   77,777

*JANUS                                    Janus Worldwide Fund, mutual fund, 265 shares                                      20,269

*OAKMARK FUNDS                            Oakmark Fund, mutual fund, 53 shares                                                1,444

*METROPOLITAN LIFE INSURANCE COMPANY      Met Life Stock Market Index Guarantee Account, commingled account, 2 shares           953
                                                                                                                         -----------
                                                                                                                         $4,002,930
                                                                                                                         ===========



                                         *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As  independent   certified  public  accountants,   we  hereby  consent  to  the
incorporation of our report dated July 11, 2000, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-15107.

/s/ ARTHUR ANDERSEN LLP




Jacksonville, Florida
July 11, 2000